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FEB 2 7 2007
WASH. D.C.
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07002409

SEC ... ION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 22813

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 West Deerfield Road
(No. and Street)

Riverwoods (City) Illinois (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred T. Barth (847) 520-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick Bartelstein LLP
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred T. Barth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FED Mutual Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

"OFFICIAL SEAL"
JOYCE M. WELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 10/29/2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FED Mutual Financial Services, Inc.
Year Ended December 31, 2006

FED Mutual Financial Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2006

Contents


Blackman Kallick

Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312/207-1040
Fax 312/207-1066

Independent Auditor's Report

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

We have audited the accompanying statement of financial condition of **FED Mutual Financial Services, Inc.** (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **FED Mutual Financial Services, Inc.** (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick Bartelstein, LLP

Chicago, Illinois
February 23, 2007

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2006

Assets		
Cash	$	19,660
Investment - common stock (Note 1)		9,237
Receivable from affiliate		395
Total assets	$	29,292
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	9,000
Deferred tax liability		2,019
Other		23
Total liabilities		11,042
Stockholder's equity (Note 2):		
Common stock, no par value - 2,000 shares authorized 10 shares issued and outstanding		1,000
Additional paid-in capital		408,196
Retained-earnings deficit		(390,946)
Total stockholder's equity		18,250
Total liabilities and stockholder's equity	$	29,292

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2006

Income	
Commissions:	
Life and accident and health insurance sales	$ 2,540
Variable annuity sales	25
Administration fees and other	633
Interest income	89
Unrealized loss on investment - common stock	(1,317)
Total	1,970
Expenses	
Commissions:	
Life and accident and health insurance sales	2,540
Variable annuity sales	25
General and administrative expenses	15,607
Total	18,172
Loss before income tax credit	(16,202)
Federal and state income tax credit	(5,508)
Net loss	$ (10,694)

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained-Earnings Deficit	Total Stockholder's Equity
Balance, January 1, 2006	$ 1,000	$ 408,196	$ (380,252)	$ 28,944
Net loss	-	-	(10,694)	(10,694)
Balance, December 31, 2006	$ 1,000	$ 408,196	$ (390,946)	$ 18,250

See accompanying notes.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities		
Net loss	$	(10,694)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		(295)
Increase in accrued expenses		2,532
Unrealized loss on investment - common stock		1,317
Net cash used in operating activities		(7,140)
Decrease in cash		(7,140)
Cash at January 1, 2006		26,800
Cash at December 31, 2006	$	19,660

See accompanying notes.

There were no changes in the common stock or additional paid-in capital accounts during the year ended December 31, 2006.

1. Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Mutual) ("Federal Life"). The Company is a registered broker-dealer and a member of the National Association of Securities Dealers Inc. (NASD) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers' insurance business written by Federal Life.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Related Party Transactions

All of the Company's commission and administration fee income is derived from the sale of insurance products of affiliates.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. The Company accrues $200 per month to reimburse Federal Life for these expenses.

Investment - Common Stock

The Company, through a private offering, has purchased NASDAQ common stock. The common stock is carried at fair value with any change in fair value reported as unrealized gain (loss) in operations.

Income Taxes

The operations of the Company are included in the life-nonlife consolidated federal income tax return of Federal Life. In accordance with intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate Company tax calculation. As of December 31, 2006, the Company had a deferred tax liability of $2,019 related to the unrealized gain on investment – common stock. The Company did not pay federal income taxes in 2006.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2006, the Company had net capital of $18,488, minimum net capital requirements of $5,000, and a ratio of aggregate indebtedness to net capital of 0.49 to 1. The net capital rules may effectively restrict the payment of cash dividends.


SUPPLEMENTARY INFORMATION

FED Mutual Financial Services, Inc.

Computation of Net Capital and Aggregate
Indebtedness Under Rule 15c3-1

December 31, 2006

Aggregate indebtedness		
Accrued expenses	$	9,000
Other		23
	$	9,023
Net capital		
Common stock	$	1,000
Additional paid-in capital		408,196
Retained-earnings deficit		(390,946)
		18,250
Add:		
Deferred tax liability		2,019
Less:		
15% haircut on investment - common stock		(1,386)
Receivable from affiliate		(395)
Net capital	$	18,488
Capital requirements		
Minimum net capital requirement	$	5,000
Net capital in excess of minimum requirement		13,488
Net capital as above	$	18,488
Ratio of aggregate indebtedness to net capital		.49 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA FOCUS filing.

See independent auditor's report regarding supplemental information.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3

December 31, 2006

The Company is exempt under paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission rule from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditor's report regarding supplemental information.



Blackman Kallick Bartelstein LLP
10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312/207-1040
Fax 312/207-1066

Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

In planning and performing our audit of the financial statements and supplemental schedules of **FED Mutual Financial Services, Inc.** (the Company), a wholly owned subsidiary of Federal Life Insurance Company (Mutual), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick Bartelstein, LLP

Chicago, Illinois
February 23, 2007

END